Exhibit 99.3

                      Press Release Dated February 4, 2003

News Release
For Immediate Release

               Quintek Technologies, Inc. Appoints New Management

CAMARILLO, Calif. - (FEB 4, 2003)--Quintek Technologies, Inc. (OTCBB:QTEK) announced that in a series of actions taken by unanimous consent, the company's Board of Directors accepted the resignation of Tom Sims as CEO, President and a director (Chairman), and the appointment of Robert Steele as the new Chairman of the Board of Directors and CEO of Quintek. Subsequently, all of the remaining directors, except Mr. Steele, also resigned from the Board of Directors and will remain on as employees.

Mr. Steele was formerly CEO and co-founder of iBrite, Inc., a developmental stage software company creating solutions for the Palm OS. Prior to iBrite, Mr. Steele co-founded and helped build CADD Microsystems, Inc., (CMI) into one of the largest resellers of AutoCAD software, training and consulting in the United States. CMI is also the number one reseller of AutoCAD software to the US Government.

Quintek's Board and Mr. Steele feel that the fundraising and deal making acumen evidenced by Mr. Steele's accomplishments at iBrite, coupled with the 9 years of experience and relationships he gained while at CMI, will prove to be of significant benefit to Quintek and its shareholders.

Tom Sims, outgoing Chairman, President and CEO, gave his undivided support for Mr. Steele, and went on to say, "I am very pleased that we were able to attract someone as talented as Robert Steele to take Quintek to the next level. Proof of his ability to grow a new technology is clearly seen in his raising two rounds of seven figure funding for iBrite, while also signing deals with companies like AOL (NYSE:AOL) and Global Knowledge." Mr. Sims added, "We also saw in Robert the experience needed to build a lasting concern in a competitive environment through his achievements at CMI. Throughout his career Robert has gained valuable experience with end users and their needs. His unique knowledge of resellers and their motivations should prove beneficial to expanding our distribution network, solidifying customer relationships and establishing new ones. "

Robert Steele stated, "I'm very excited about the opportunity to leverage my 10 years of experience with solution sales and the relationships which I have developed to take full advantage of the pre-existing and established market for Quintek's proprietary products." Mr. Steele added, "We estimate that there are well over 5,000 potential sites for Quintek's chemical-free desktop aperture card printer and feel that many of these sites are using outdated inefficient technology. Upgrading these sites with our products represents roughly $250,000,000 in potential sales. Our primary mission for the future is to expand and capture a large percentage of this market."

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About Quintek

Quintek is the only manufacturer of a desktop solution for printing CAD files to microfilm. The company supplies chemical-free equipment, software media and services used to preserve digital data and insure against information loss due to catastrophic events, computer failure and technology obsolescence.

CONTACT INFORMATION:

Corporate Web Site:       www.Quintek.com
IR Web Site:              www.TwoTrades.com
IR Contact:               QTEK_PR@TwoTrades.com       (888) 577-6898
                          ----------------------

This news release contains forward-looking statements, including but not limited to those that refer to the company's plans for future development or operating results. Actual results could differ materially from those anticipated due to factors such as the lack of timely development of products, inability to deliver products when ordered, inability of potential customers to pay for ordered products , and political and economic risks inherent in international trade.







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